Exhibit 4.11

FOURTH AMENDMENT TO SEGUE SOFTWARE, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

A.                                   The SEGUE SOFTWARE, INC. 1996 EMPLOYEE STOCK PURCHASE PLAN (the “Plan”), is hereby amended:

1.             In paragraph 3 by deleting the entire subparagraph (b) and inserting in place thereof the following subparagraph:

“(b)         Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee (or other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary of the Company, or (ii) which permits his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) of fair market value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.  The foregoing sentence shall be interpreted so as to comply with Section 423(b)(8) of the Code and shall be applied by taking options into account in the order they were granted.  Any option granted under the Plan shall be deemed to be modified to the extent necessary to satisfy this subparagraph (b).”

2.             In paragraph 6 by deleting the entire subparagraph (c) and inserting in place thereof the following subparagraph:

“(c)         Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and paragraph 3(b) herein, the Company may reduce a participant’s payroll deductions to zero percent (0%) at any time during any Offering Period.  Payroll deductions shall recommence at the rate provided in such participant’s most recent effective subscription agreement at the beginning of the next Offering Period, unless terminated by the participant as provided in paragraph 10.”

3.             In paragraph 24 by deleting the entire paragraph and inserting in place thereof the following paragraph:

“24.         Term of Plan.  The Plan became effective upon its adoption by the Board of Directors in February 1996 and was subsequently amended (i) upon approval of the Board in February 1998 and the stockholders of the Company in June 1998, (ii) upon approval of the

Board in March 2000 and the stockholders of the Company in June 2000, and (iii) upon approval of the Board in March 2001 and the stockholders of the Company in June 2001.  The Plan shall continue in effect for a term of twenty years from the most recent amendment unless sooner terminated under paragraph 19.”

4.             By inserting the following paragraph 27 immediately after paragraph 26:

“27.         Tax Withholding.  Participation in the Plan is subject to any minimum required tax withholding on income of the Employee in connection with the Plan.  Each Employee agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Employee, including shares issuable under the Plan.”

B.                                     The effective date of this Fourth Amendment shall be June 8, 2001.

C.                                     Except as expressly amended hereby, the Plan remains in full force and effect in accordance with its terms.